UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Activision, Inc.
Full Name of Registrant

Former Name if Applicable

3100 Ocean Park Boulevard
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90405
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Activision, Inc. (the “Company”) does not currently expect that it will in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”) on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25.

As announced on July 28, 2006, the Company has appointed a special sub-committee of independent members of the Company’s board of directors to conduct a review of the Company’s historical stock option grant practices.  The committee has retained outside legal counsel and is working to complete its review of the company’s historical stock option grant practices in a timely manner.  However, at this time, the sub-committee has not finished its work and has not reached any final conclusions.

As announced on October 25, 2006, in the course of furnishing information to the sub-committee, the Company determined that it appears likely that actual measurement dates for certain historical stock option grants will be found to differ from the recorded grant dates for such awards.  As a result, it is possible that the Company will be required to record additional non-cash stock-based compensation expense related to stock option grants.  However, the review of option grants has not yet been completed and the Company is not yet able to quantify the accounting and tax effects that may result from any errors in the determination of measurement dates.  The Company is therefore unable to state with certainty at this time whether the impact of any such errors on its current and historical financial statements will be material, or what, if any, historical periods will require restatement.  Nor is the Company currently able to determine what, if any, impact the results of the investigation will have on management’s assessment of the effectiveness of the Company’s internal controls over financial reporting or disclosure controls and procedures.

Accordingly, the Company is delaying the filing of the Form 10-Q until the Company can conclude what impact, if any, its historical stock option grant practices will have on the Company’s financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas Tippl, Chief Financial Officer of Activision Publishing, Inc.	310	255-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s consolidated net revenues decreased 15% from $222.5 million for the three months ended September 30, 2005 to $188.2 million for the three months ended September 30, 2006.  Further, net revenues for the six-month period ended September 30, 2006 were $376.2 million, as compared to net revenues of $463.6 million reported for the six-month period of last fiscal year.

However, as described above, the review of the Company’s historical stock option grant practices has not yet been completed and the Company is not yet able to quantify the accounting and tax effects that may result from any errors in the determination of measurement dates and, therefore, is currently unable to state with certainty at this time whether the impact of any such errors on its financial statements will be material, or what, if any, historical periods will require restatement.

Therefore, the Company is not yet able to quantify all of its costs and expenses for the three or six months ended September 30, 2006 or confirm that the costs and expenses for the three and six months ended September 30, 2005 previously reported by the Company in its filings with the Securities and Exchange Commission will not require restatement.

As a consequence, the Company is not currently able to reasonably estimate whether any significant change in results of operations from the three or six months ended September 30, 2005 will be reflected by the earnings statements included in this Form 10-Q when it is filed.

Activision, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer of Activision Publishing, Inc. and
Principal Financial and Accounting Officer of the Company

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).